United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Via EDGAR

March 19, 2010

Re:  Prospect Medical Holdings, Inc.

 Form 10-K for the Year Ended September 30, 2009

 File No. 001-32203

Dear Mr. Rosenberg:

This letter is in follow up to our March 5, 2010 conversation with Ms. Ibolya Ignat of the Commission and our letter to the Commission dated February 17, 2010.

The information that follows is intended to highlight the additional disclosures to be added to our future filings, using our fiscal 2009 Form 10-K information to illustrate those disclosures. These additional disclosures will be incorporated into our future Form 10-K and 10-Q filings, commencing with the quarter ending March 31, 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies — Revenue Recognition, Hospital Services Segment, Page 85

Hospital Services Segment

Third-party and patient reimbursement

Operating revenue of the Hospital Services segment consists primarily of net patient service revenue. A summary of the payment arrangements with major third-party payers follows:

Medicare:  Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. Inpatient services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge, according to a patient classification system based on clinical, diagnostic, and other factors. Outpatient services are paid based on a blend of prospectively determined rates and cost-reimbursed methodologies. We are also reimbursed for various disproportionate share and Medicare bad debt components at tentative rates, with final settlement determined after submission of annual Medicare cost reports and audits thereof by the Medicare fiscal intermediary.

Medi-Cal:  Medi-Cal is a joint federal-state funded healthcare benefit program that is administered by the state of California to provide benefits to qualifying individuals who are unable to afford care. Inpatient services rendered to Medi-Cal program beneficiaries are paid at contracted per diem rates. The per diem rates are not subject to retrospective adjustment. Outpatient services are paid based on prospectively determined rates per procedure provided.

Managed care:  We also receive payment from certain commercial insurance carriers, HMOs and PPOs. The basis for payment is in accordance with contracted rates or, where no prior contract is in place at our standard charges for services provided.

Self-Pay:  Our hospitals also provide services to certain individuals that do not have any form of healthcare coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medi-Cal, as well as our local hospital’s indigent and charity care policy.

We recognize revenues in the period in which services are provided. Accounts receivable primarily consist of amounts due from third-party payers and patients. Amounts we receive for treatment of patients covered by governmental programs, such as Medicare and Medi-Cal, and other third-party payers such as HMOs, PPOs and other private insurers, are generally less than our established billing rates. Accordingly, our gross revenues and accounts receivable are reduced to net realizable value through an allowance for contractual discounts.

For Medicare and Medi-Cal programs, provisions for contractual adjustments are made to reduce patient charges to the estimated cash receipts based on each program’s principles of payment/reimbursement (i.e., either prospectively determined or retrospectively determined costs). Under the Medi-Cal program’s prospective reimbursement system, there is no adjustment or settlement of the difference between the actual cost to provide the service and the predetermined reimbursement rates. Certain types of payments by the Medicare program (e.g. Medicare Disproportionate Share Hospital and Medicare Allowable Bad Debts) are subject to retroactive adjustment in future periods. Final settlements under these programs are subject to adjustment based on administrative review and audit by third party intermediaries, which can take several years to resolve completely. Adjustments related to final settlements for 2005 through 2008 cost report years increased our revenues by approximately $1.1 million and $0.2 million for the years ended September 30, 2009 and 2008, respectively.

Estimates for contractual allowances under managed care health plans are primarily based on the payment terms of contractual arrangements, such as predetermined rates per diagnosis, per diem rates or discounted fee for service rates.

We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to ensure that provisions are made using the most appropriate and current information available. However, due to the complexities involved in these estimations, actual payments from payers may be materially different from the amounts we estimate and record. If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% from our estimated percentage, we project that our consolidated revenue and net loss would have changed by approximately $7.8 million and $5.5 million, respectively, for the year ended September 30, 2009; and by approximately $4.8 million and $2.9 million, respectively, for the year ended September 30, 2008. The process of determining the allowance requires us to estimate the amount expected to be received based on payer contract provisions, historical collection data as well as other factors and requires a high degree of judgment. It is impacted by changes in legislation, managed care contracts and other related factors. A significant increase in our estimate of contractual discounts for Medicare, Medi-Cal and managed care plans would significantly lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

Provision for Doubtful Accounts

Substantially all of our accounts receivable are related to providing healthcare services to our hospitals’ patients. Collection of these accounts receivable is a primary source of cash and is critical to our operating performance. Our hospitals provide services to patients with health care coverage, as well as to those without health care coverage. Those patients with health care coverage are often responsible for a portion of their bill referred to as the co-payment or deductible. This portion of the bill is determined by the patient’s individual health care or insurance plan. Patients without health care coverage are evaluated at the time of service, or shortly thereafter, for their ability to pay based on federal and state poverty guidelines, qualification for Medi-Cal, as well as our policies for indigent and charity care. We maintain a uniform policy whereby patient account balances are characterized as charity and indigent care only if the patient meets certain percentages of the federal poverty level guidelines. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable. We manage our provision for doubtful accounts using hospital-specific goals and benchmarks such as total cash collections, point-of-service cash collections, accounts receivable days outstanding (“AR Days”), and accounts receivable aging. Accounts receivable are reserved at increasing percentages as they age. We establish a partial reserve in the allowance for doubtful accounts for self-pay balances on the date of discharge. All hospital receivables are fully reserved if they have been outstanding for greater than 365 days from the date of discharge.

Statements are sent to self-pay patients indicating the outstanding balances on their accounts. If an account is still outstanding after a period of time, it is referred to third-party collection agencies for assistance in collecting the amount due. Our policy is to write-off all self-pay accounts after all collection efforts have failed, which is generally 130 days after the date of discharge of the patient. All accounts that have been placed with third-party collection agencies are written off. Patient responsibility accounts represent the majority of our write-offs. Accounts that are identified as self-pay accounts with balances less than $25.00 are automatically written off by the 30th day of each month. Non self-pay accounts are reviewed monthly and written-off on a case-by-case basis.

The largest component of our allowance for doubtful accounts relates to self-pay accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. In general, we attempt to collect deductibles, co-payments and self-pay accounts prior to the time of service for non-emergency care. If we do not collect these patient responsibility amounts prior to the delivery of care, the accounts are handled through our billing and collections processes. We verify each patient’s insurance coverage as early as possible before a scheduled admission or procedure, including with respect to eligibility, benefits and authorization/pre-certification requirements, in order to notify patients of the amounts for which they will be responsible. We attempt to verify insurance coverage within a reasonable amount of time for all emergency room visits and urgent admissions in compliance with applicable laws.

The table below shows the net accounts receivable and allowance for doubtful accounts by payer (in thousands):

	September 30, 2009			September 30, 2008
	Accounts Receivable Before Allowance For Doubtful Accounts	Allowance For Doubtful Accounts	Net	Accounts Receivable Before Allowance For Doubtful Accounts	Allowance For Doubtful Accounts	Net
Medicare	$9,919	$1,064	$8,855	$6,419	$1,010	$5,409
Medi-Cal	15,383	883	14,500	11,773	586	11,187
Managed care	10,803	1,324	9,479	1,594	218	1,376
Self-pay	11,391	8,183	3,208	2,414	2,072	342
Other	1,024	260	764	5	5	—
Total	$48,520	$11,714	$36,806	$22,205	$3,891	$18,314

When considering the adequacy of our allowances for doubtful accounts, accounts receivable balances are routinely reviewed in conjunction with health care industry trends/indicators, historical collection rates by payer and other business and economic conditions that might reasonably be expected to affect the collectibility of patient accounts. We believe that our principal risk of collection continues to be uninsured patient accounts and patient accounts for which the primary insurance payer has paid but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. If our actual collection rate changed by 1% from the estimated percentage that we used, we project that our allowance for doubtful accounts and consolidated net loss as of and for the year ended September 30, 2009 would have changed by approximately $3.2 million and $2.2 million, respectively. The provision for doubtful accounts as a percentage of net patient revenues was 5.8% for the year ended September 30, 2009 compared to 3.1% for the year ended September 30, 2008. The increase was attributable primarily to the current year inclusion of Brotman, which historically has a higher percentage of self-pay patients. Excluding Brotman, the provision for doubtful accounts as a percentage of net patient revenues was 2.8% for the year ended September 30, 2009, which decrease was due primarily to improved collection efforts.

Of the accounts receivable identified as due from third party payers at the time of billing, a small percentage may convert to self-pay upon denials from third party payers. Those accounts are closely monitored on a routine basis for potential denial and are reclassified as appropriate.

Third party payer and self-pay balances, as a percent of total gross billed accounts receivable, as of September 30, 2009 and 2008, are summarized in the tables below:

	September 30, 2009
	Medicare	Medi-Cal	Managed Care	Self- Pay and Other	Total
0-60 days	83.7%	77.4%	50.1%	25.1%	68.0%
61-120 days	8.8%	11.3%	22.2%	23.0%	14.2%
121-180 days	3.3%	6.8%	15.6%	28.0%	9.8%
Over 180 days	4.2%	4.5%	12.1%	23.9%	8.0%
Total	100%	100%	100%	100%	100%

	September 30, 2008
	Medicare	Medi-Cal	Managed Care	Self- Pay and Other	Total
0-60 days	84.1%	79.3%	49.4%	39.6%	75.6%
61-120 days	8.4%	11.4%	24.6%	37.4%	13.1%
121-180 days	3.7%	6.3%	15.9%	14.2%	7.0%
Over 180 days	3.8%	3.0%	10.1%	8.8%	4.3%
Total	100%	100%	100%	100%	100%

The increase in self-pay accounts receivable of 6.9% as a percentage of total net accounts receivable is primarily attributable to the current year inclusion of Brotman, which historically has a higher percentage of self-pay patients.

Our AR Days from Hospital Services operations were 51.6 days at September 30, 2009 compared to 50.5 days at September 30, 2008. AR Days at September 30, 2009 and 2008 are within our target of less than 75 days. AR Days are calculated as our accounts receivable from Hospital Services operations on the last date in the relevant quarter divided by our net patient revenues for the quarter ended on that date divided by the number of days in the quarter.

Although we believe that our existing allowance for doubtful accounts reserve policies for all payer classes are appropriate and responsive to both the current health care environment and the overall economic climate, we will continue to review our overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net revenue less provision for bad debts, as well as by analyzing current period net revenue and admissions by payer classification, aged accounts receivable by payer, days revenue outstanding, and the impact of our recent acquisition.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Heather

Michael Heather

Chief Financial Officer

Ph: 714.796.5965

Fx: 714.560.7365

E: mike.heather@prospectmedical.com